EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $9,979,000 (comprised of (i) $4,920,000 maximum aggregate offering price with respect to notes linked to the EURO STOXX 50® Index., (ii) $5,059,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Futures Excess Return Index.